EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated August 19, 2008 except for the restatement described in Note 20A to the consolidated financial statements and the matter described in the penultimate paragraph of Management’s Report on Internal Control over Financial Reporting as to which the date is November 6, 2008, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting, which appears in Royal Gold’s Annual Report on Form 10-K/A for the year ended June 30, 2008, (filed on November 6, 2008). We also consent to the references to us under the headings “Experts” in such Registration Statement.
PricewaterhouseCoopers LLP
Denver, Colorado
December 19, 2008